AMENDED AND RESTATED
ARTICLES OF INCORPORATION
OF
ANDROMEDA HEALTH CORP
Document Number P22000038165

Pursuant to Sections 607.1006 and 607.1007 of the Florida Business Corporation Act (the "FBCA"), **ANDROMEDA HEALTH CORP**, a Florida corporation (the "Corporation"), hereby certifies that:

FIRST: The Corporation is named Andromeda Health Corp and was originally incorporated in the State of Florida on May 5, 2022, and that these Amended and Restated Articles of Incorporation shall amend, restate and supersede in their entirety any and all prior Articles of Incorporation, as amended, including, without limitation, any Articles of Amendment or Certificates of Designation thereto, filed with the State of Florida from the date of the Corporation's original incorporation through the date hereof.

SECOND: These Amended and Restated Articles of Incorporation have been approved by the Incorporator of the Corporation in the manner required by the FBCA and no shareholder action was required.

ARTICLE 1
Name

The name of this corporation shall be:

Andromeda Health Corp

ARTICLE 2
Principal Office and Mailing Address

The address of the principal office and the mailing address of this corporation shall be:

45 Newton Street
Boston, Massachusetts 02118

ARTICLE 3
Business and Purposes

The general purpose for which this corporation is organized is the transaction of any and all lawful business for which corporations may be incorporated under the Business Corporation

Act of the State of Florida, and any amendments thereto, and in connection therewith, this corporation shall have and may exercise any and all powers conferred from time to time by law upon corporations formed under such Act.

ARTICLE 4
Capital Stock

(a)   The aggregate number of shares of capital stock authorized to be issued by this corporation shall be 1,033,333 shares of common stock of which 1,000,000 shares will be Voting Common Stock and 33,333 shares will be Non-Voting Common Stock. Each share of said Voting Common Stock shall entitle the holder thereof to one vote at every annual or special meeting of the stockholders of this corporation. Each share of said Non-Voting Stock will not entitle the holder thereof to vote on any matter except to the extent required by the FBCA. The consideration for the issuance of said shares of capital stock may be paid, in whole or in part, in cash, in promissory notes, in other property (tangible or intangible), in labor or services actually performed for this corporation, in promises to perform services in the future evidenced by a written contract, or in other benefits to this corporation at a fair valuation to be fixed by the Board of Directors. When issued, all shares of stock shall be fully paid and nonassessable.

(b)   In the election of directors of this corporation, there shall be no cumulative voting of the stock entitled to vote at such election.

ARTICLE 5
Existence of Corporation

This corporation shall have perpetual existence.

ARTICLE 6
Registered Office and Registered Agent

The initial registered office of this corporation shall be located at 101 E. Kennedy Blvd, Suite 2700, Tampa, FL 33602, and the initial registered agent of this corporation at such office shall be TK REGISTERED AGENT, INC. This corporation shall have the right to change such registered office and such registered agent from time to time, as provided by law.

ARTICLE 7
Board of Directors

The Board of Directors of this corporation shall consist of not less than one (1) nor more than fifteen (15) members, the exact number of directors to be fixed from time to time by the stockholders or the bylaws. The business and affairs of this corporation shall be managed by the Board of Directors, which may exercise all such powers of this corporation and do all such lawful acts and things as are not by law directed or required to be exercised or done only by the stockholders. A quorum for the transaction of business at meetings of the directors shall be a majority of the number of directors determined from time to time to comprise the Board of Directors, and the act of a majority of the directors present at a meeting at which a quorum is present shall be the act of the directors. Subject to the bylaws of this corporation, meetings of the directors may be held within or without the State of Florida. Directors need not be stockholders. The stockholders of this corporation may remove any director from office at any time with or without cause.

ARTICLE 8
Initial Board of Directors

The initial Board of Directors of this corporation shall consist of one (1) member, such member to hold office until his successor has been duly elected and qualified. The name and street address of the initial director are:

Name	Address
David Vakhtangishvili	45 Newton Street Boston, MA 02118

ARTICLE 9
Officers

The names and addresses of the officers of this corporation shall be as follows, each such officer to hold office until his successor has been duly elected and qualified:

President and Secretary	David Vakhtangishvili 45 Newton Street Boston, MA 02118
Vice President	Giorgi Vakhtangishvili 45 Newton Street Boston, MA 02118

ARTICLE 10
Bylaws

(a)   The power to adopt the bylaws of this corporation, to alter, amend or repeal the bylaws, or to adopt new bylaws, shall be vested in the Board of Directors of this corporation; provided, however, that any by-law or amendment thereto as adopted by the Board of Directors may be altered, amended or repealed by vote of the stockholders entitled to vote thereon, or a new by-law in lieu thereof may be adopted by the stockholders, and the stockholders may prescribe in any by-law made by them that such by-law shall not be altered, amended or repealed by the Board of Directors.

(b)   The bylaws of this corporation shall be for the government of this corporation and may contain any provisions or requirements for the management or conduct of the affairs and business of this corporation, provided the same are not inconsistent with the provisions of these Articles of Incorporation, or contrary to the laws of the State of Florida or of the United States.

ARTICLE 11

Amendment of Articles of Incorporation

This corporation reserves the right to amend, alter, change or repeal any provisions contained in these Articles of Incorporation in the manner now or hereafter prescribed by statute, and all rights conferred upon the stockholders herein are subject to this reservation.

ARTICLE 12

Affiliated Transactions

The provisions of Section 607.0901, Florida Statutes, relating to affiliated transactions, shall be inapplicable to this corporation.

ARTICLE 13

Incorporator

The name and address of the incorporator is:

> David Vakhtangishvili
> 45 Newton Street
> Boston, MA 02118

IN WITNESS WHEREOF, the undersigned incorporator has executed these Articles for the uses and purposes therein stated, this 23rd day of November, 2022.

ANDROMEDA HEALTH CORP

David Vakhtangishvili

David Vakhtangishvili, Incorporator

ANDROMEDA HEALTH CORP

ACCEPTANCE OF SERVICE AS REGISTERED AGENT

The undersigned, **TK REGISTERED AGENT, INC.**, having been named as registered agent to accept service of process for the above-named corporation, at the registered office designated in the Articles of Incorporation, hereby agrees and consents to act in that capacity. The undersigned is familiar with and accepts the duties and obligations of Section 607.0505, Florida Statutes.

DATED this 23rd day of November , 2022.

TK REGISTERED AGENT, INC.

By:_____
Name: Thomas J. Cockriel
Title: Authorized Agent



November 29, 2022

FLORIDA DEPARTMENT OF STATE
Division of Corporations

ANDROMEDA HEALTH CORP
12551 CAVALIER DR
WOODBRIDGE, VA   22192US

Re: Document Number P22000038165

The Amended and Restated Articles of Incorporation for ANDROMEDA HEALTH
CORP, a Florida corporation, were filed on November 28, 2022.

The certification you requested is enclosed. To be official, the
certificate for a certified copy must be attached to the original document
that was electronically submitted under FAX audit number H22000398921.

Should you have any questions concerning this matter, please telephone
(850) 245-6050, the Amendment Filing Section.

Annette Ramsey
OPS
Division of Corporations   Letter Number: 522A00026301



State of Florida

Department of State

I certify the attached is a true and correct copy of the Amended and Restated Articles of Incorporation, filed on November 28, 2022, for ANDROMEDA HEALTH CORP, a Florida corporation, as shown by the records of this office.

I further certify the document was electronically received under FAX audit number H22000398921. This certificate is issued in accordance with section 15.16, Florida Statutes, and authenticated by the code noted below.

The document number of this corporation is P22000038165.

Authentication Code: 522A00026301-112922-P22000038165-1/1

Given under my hand and the
Great Seal of the State of Florida,
at Tallahassee, the Capital, this the
Twenty-ninth day of November, 2022



Secretary of State

Form **8822-B**	**Change of Address or Responsible Party — Business**	
(Rev. December 2019) Department of the Treasury Internal Revenue Service	▶ Please type or print. ▶ See instructions on back. ▶ Do not attach this form to your return. ▶ Go to *www.irs.gov/Form8822B* for the latest information.	OMB No. 1545-1163

Before you begin: If you are also changing your home address, use Form 8822 to report that change.

If you are a tax-exempt organization (see Instructions), check here ☐

Check all boxes this change affects.

1 ☑ Employment, excise, income, and other business returns (Forms 720, 940, 941, 990, 1041, 1065, 1120, etc.)

2 ☐ Employee plan returns (Forms 5500, 5500-EZ, etc.)

3 ☑ Business location

4a Business name	4b Employer identification number
Andromeda Health Corp.	

5 Old mailing address (no., street, room or suite no., city or town, state, and ZIP code). If a P.O. box, see Instructions. If foreign address, also complete spaces below, see instructions.

45 East Newton Street, Boston, MA 02118

Foreign country name	Foreign province/county	Foreign postal code

6 New mailing address (no., street, room or suite no., city or town, state, and ZIP code). If a P.O. box, see instructions. If foreign address, also complete spaces below, see instructions.

215 East 95th Street, Apt. 20C, New York, NY 10128

Foreign country name	Foreign province/county	Foreign postal code

7 New business location (no., street, room or suite no., city or town, state, and ZIP code). If a foreign address, also complete spaces below, see instructions.

Foreign country name	Foreign province/county	Foreign postal code

8 New responsible party's name

9 New responsible party's SSN, ITIN, or EIN. (CAUTION: YOU MUST REFER TO THE INSTRUCTIONS FOR FORM SS-4 TO SEE WHO MAY USE AN EIN.)

10 Signature. Under penalties of perjury, I declare that I have examined this application, and to the best of my knowledge and belief, it is true, correct, and complete.

Daytime telephone number of person to contact (optional) ▶

Sign Here ▶ _____   27 March 2023
Signature of owner, officer, or representative   Date

▶ Giorgi Vakhtangishvili, Vice-President
Title

Where To File

Send this form to the address shown here that applies to you.

IF your old business address was in ...		THEN use this address ...
Connecticut, Delaware, District of Columbia, Georgia, Illinois, Indiana, Kentucky, Maine, Maryland, Massachusetts, Michigan, New Hampshire, New Jersey, New York, North Carolina, Ohio, Pennsylvania, Rhode Island, South Carolina, Tennessee, Vermont, Virginia, West Virginia, Wisconsin		Internal Revenue Service Kansas City, MO 64999
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Florida, Hawaii, Idaho, Iowa, Kansas, Louisiana, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Mexico, North Dakota, Oklahoma, Oregon, South Dakota, Texas, Utah, Washington, Wyoming, any place outside the United States		Internal Revenue Service Ogden, UT 84201-0023

For Privacy Act and Paperwork Reduction Act Notice, see back of form.   Cat. No. 57465H   Form **8822-B** (Rev. 12-2019)